September 21, 2005


By facsimile to (212) 246-2225 and U.S. Mail


Ms. Terri DuMoulin
President
Octillion Corp.
1628 West 1st Street, Suite 123
Vancouver, British Columbia, V6J 1G1, Canada

Re:	Octillion Corp.
	Registration Statement on Form SB-2
	Filed August 30, 2005
File No. 333-127953

Dear Ms. DuMoulin:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


General

1. Include in the next pre-effective amendment to the registration statement updated financial statements and other financial disclosures as necessary to comply with Item 310(g) of Regulation
S-
B.

2. Since there is no established market for the securities being registered, provide the disclosure of the factors considered in determining the offering price of $0.50 per unit as required by Item
505 of Regulation S-B. We note the disclosure in the twenty-third risk factor that the offering price of $0.50 per unit represents the last sale price of Octillion`s common stock before the registration statement`s filing.

3. We note the disclosure that funds obtained from the offering will be held in a separate account under Octillion`s control and that the account is not an escrow, trust, or similar account. Confirm that an escrow, trust, or similar account until the minimum offering is sold is not required under applicable state law. Provide appropriate risk factor disclosure that you will not use an escrow account.

Prospectus` Outside Front Cover Page

4. Remove references to an "all of none" offering throughout the prospectus since you will continue the offering even if you do not sell all one million units that you are offering. Similarly, the disclosure that the offering will be on an "all or none" basis for the first 500,000 units and a "best efforts" basis for the remaining units is confusing. Revise to clarify that this is a best efforts offering with a minimum requirement to sell 500,000 units and a maximum of one million units.

Table of Contents, page 2

5. Move the paragraph immediately before the table of contents and the two paragraphs immediately after the table of contents so that they follow the summary and risk factors sections. See Items 502 and
503(c)(2) of Regulation S-B.

Risk Factors, page 6

6. This section`s first paragraph includes the statement that "however, they are not the only risks we face." Since Octillion must disclose all risks that it believes are material, delete this statement.

7. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The third risk factor states that Octillion will require substantial funds besides this offering`s net proceeds to conduct additional basic research and development activities, preclinical studies, clinical trials, and other activities relating to the ISURF nerve regeneration technology`s successful commercialization. Quantify the known or estimated "substantial funds" that Octillion will require. Alternatively, if Octillion is unable to quantify the known or estimated substantial funds that it will require, so indicate and explain briefly why. We note the disclosure under "Use of Proceeds."

* The fifth risk factor states that Octillion anticipates that it will remain engaged in research and development for a considerable period of time. Quantify the known or estimated "considerable period of time" that Octillion anticipates that it will remain engaged in research and development.

* The twenty-seventh risk factor states that the market price of Octillion`s common stock has been and is expected to continue to be highly volatile. State the high and low market prices of Octillion`s common stock during the most recent 52 week period.

8. Avoid generic conclusions in the risk factors` captions or headings and discussions that Octillion`s results of operations, business, and financial condition could be materially and adversely affected or harmed. For example, refer to the third, fourth, ninth, eleventh, thirteenth, fourteenth, eighteenth, and thirtieth risk factors. Rather, explain specifically what the risk`s consequences or effects are for Octillion and its stockholders.

9. Some risk factors include language like "There can be no assurance," "There is no assurance," "we cannot assure," and "we
cannot guarantee."   For example, refer to the fourth, fifth,
sixth,
eighth, tenth, eleventh, twelfth, sixteenth, eighteenth, nineteenth, twenty-second, and thirty-first risk factors. Since the risk is the situation described and not Octillion`s inability to assure or guarantee, revise.

10. Generally, each risk factor should discuss a single risk. For example, refer to the thirty-first risk factor, and revise to separate into two distinctly captioned risk factors.

11. Disclosure in note 2(c) to the financial statements states that
Octillion is located and operates outside of the United States. Address in a discrete risk factor the consequences or effects of Octillion`s location and operation outside of the United States for investors.

Our Business, page 24

12. Explain the meaning of any abbreviation or acronym when introduced in the prospectus. For example, refer to "ERG" on page 27.

Market Overview, page 28

13. Amend the language in this section`s first paragraph`s last sentence to remove the implication that you are disclaiming responsibility for information that you have chosen to include in the prospectus.

Competition, page 34

14. Amend the language in this subsection`s first paragraph`s last sentence to remove the implication that you are disclaiming responsibility for information that you have chosen to include in the prospectus.

Management, page 38

15. Disclosure on page 25 that Mr. Harmel Rayat resigned from the board of directors and as chief executive officer in February 2003 and that Ms. Terri DuMoulin succeeded to Mr. Rayat`s positions appears inconsistent with disclosure in this section`s table and Ms.
DuMoulin`s biographical paragraph that Ms. DuMoulin has held the positions of director, president, and chief executive officer since
December 20, 2002.  Please revise or advise.

16. Disclosure in this section`s table indicates that Mr. Tareq Ghazaleh has held his positions as director, secretary, and treasurer since April 22, 2002. Disclosure in Mr. Ghazaleh`s biographical paragraph indicates that he was employed from August 1999 through October 2003 with The Hynes Group and from October 2003 through August 2005 with Bakers Delight Holdings International and Canadian
Business. Confirm that Mr. Ghazaleh has held his positions as Octillion`s secretary and treasurer since April 22, 2002 while employed elsewhere.

Certain Relationships and Related Transactions, page 42

17. It is unclear how the note payable to Ms. Terri DuMoulin has been reflected on the statements of cash flows or as a supplemental non-cash disclosure for the nine months ended May 31, 2005. Please advise or revise.

Description of Securities, page 43

18. Remove from this section`s first paragraph the statement that the description of Octillion`s securities is "qualified in its entirety" by information outside the prospectus. This section should include all of the information required by Item 202 of Regulation S-B.

Plan of Distribution, page 47

19. Amend this section`s first sentence to make clear that Octillion is offering units and not subscription rights.

20. Disclose that the persons offering the securities on Octillion`s behalf may be deemed to be underwriters of the offering within the meaning of that term as defined in section 2(11) of the Securities Act.

21. We note the disclosure that Octillion has retained no broker for the sale of units being offered and that Octillion will file an amendment to the registration statement if Octillion does retain a broker. Describe briefly in the prospectus the circumstances under which Octillion would retain a broker to sell units in the offering.

22. Disclose more detail about the manner in which the securities will be offered. For instance, will the responsible individuals solicit investors through direct mailings or personal contact?

23. Tell us whether Octillion intends to advertise the offering.
Provide us copies of any materials that Octillion intends to use.

24. Disclose whether you will register as broker dealer or issuer dealer under the state law of all states where you are offering the units and such registration is required.

25. Clarify in this section that investors will not be allowed to withdraw their investments if you successfully sell the minimum amount but have not yet terminated the offering.

26. Tell us whether Octillion has any arrangements with any third party to host or access the preliminary prospectus on the Internet.
If so, identify the party and the website, describe the material terms of the agreement, and provide us a copy of any written agreement. Also provide us copies of all information concerning the issuer or prospectus that has appeared on the third party`s website.
If Octillion enters subsequently into such an arrangement, supplement promptly the response.

27. Discuss whether Ms. Terri DuMoulin, Messrs. Kesar S. Dhaliwal and
Harmel S. Rayat, or any other affiliate of Octillion may purchase units in this offering to meet the required minimum of 500,000 units.
If so, disclose the number of units that may be purchased. If the number of units that may be purchased is material, include risk factor disclosure to that effect. Further, the prospectus should indicate that any such person is purchasing the units for investment and not resale.

28. State clearly in the prospectus that changes in the offering`s material terms after the registration statement`s effectiveness will terminate the original offer and that investors would then be entitled to a refund. Examples of material changes include:

* Extension of the offering period.

* Change in the offering price.

* Change in the application of proceeds.

29. We note the disclosure that Octillion will return promptly funds received by Octillion if the minimum offering is not sold within the specified period of time as required by Rule 10b-9 under the Exchange
Act. We have taken the position that "promptly" means the next business day or as soon as possible after the offering`s termination.
Revise to disclose this requirement.

Additional Information, page 50

30. Since Octillion will not become a reporting company until the registration statement is declared effective, revise this section`s first sentence to reflect that fact.

31. Delete the language that statements contained in the prospectus on the contents of any contract or other document filed as an exhibit
"are not necessarily complete" and the language that such a statement is "qualified in all respects." Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If Octillion retains the language that statements on the contents of any contract or other document "are not necessarily complete," disclose that all material provisions of those contracts and other documents are discussed in the prospectus.


Report of the Independent Registered Public Accounting Firm, page
F-
10

32. Amend your filing to include the auditors` report and consent related to the audit of the period from inception to August 31,
2002
as required by Rule 2-05 of Regulation S-X.  See note 2 to Item
310
of Regulation S-B.

Statement of Stockholders` Deficiency, page F-13

33. It is unclear why you have presented a February 29, 2004 subtotal in your statement of stockholders` deficiency. Please revise or advise.

Notes to Financial Statements, page F-16

34. You disclose on page 42 that you issued restricted common shares to Mr. Kesar S. Dhaliwal. Expand your disclosure to discuss the nature and terms of the restricted common shares. Include in your disclosure the number of shares that are restricted as of the balance sheet date and as of the date of the filing of this registration statement.

Note 2(c).   Foreign Currency Transactions, page F-16

35. Revise your disclosure to include the amount of transaction gain or loss that was included in determining net income for the years ended August 31, 2004 and 2003 and for the cumulative from inception
(May 5, 1998) to August 31, 2004. Also ensure that your treatment for the effect of exchange rate changes on cash balances held in foreign currencies is shown as a separate part of the reconciliation.
See paragraph 30 of SFAS 52 and paragraph 25 of SFAS 95.

Note 4(b).  Related Party Transactions, page F-19

36. If true, revise the notes to your financial statements to disclose that your officers and directors provide their services for no compensation and the periods during which their services were uncompensated.

Note 8(d).  Subsequent Events, page F-20

37. You disclose on page 16 that $0.50 per unit represents the last sale price of your common stock before the registration statement`s filing. Expand your disclosure to discuss how you intend to value the attached warrants. Also tell us what consideration you gave to the recent increase in your stock price and the effect that this will have on your unit price and the allocation of the amounts received for the units between your common stock and your warrants.

38. You disclose that you plan to offer up to a total of 1,000,000 units at $0.50 in July 2005. Update this disclosure.

Exhibits

39. It appears that you have attached the exhibits to the Form SB-
2
and that you did not file separately the exhibits on the EDGAR system. File the exhibits with the appropriate EDGAR tags with the next pre-effective amendment to the registration statement.

Exhibit 10.1

40. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since Octillion did not file the appendix referenced in section 9.0 of appendix C, please revise or advise.

Signatures, page II-5

41. Octillion`s principal financial officer and controller and principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the registration statement. See instructions 1 and 2 for signatures on Form SB-2, and revise.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, Octillion Harbors may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Octillion thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Octillion and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Octillion requests acceleration of the registration statement`s effectiveness, Octillion should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Octillion from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement.

* Octillion may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Octillion provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Meagan L. Caldwell, Staff Accountant, at (202) 551-3754 or Scott Watkinson,
Senior Staff Accountant, at (202) 551-3741.

You may direct questions on other comments and disclosure issues to
Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Joseph Sierchio, Esq.
	Sierchio Greco & Greco LLP
	720 Fifth Avenue
	New York, NY 10019



Ms. Terri DuMoulin
September 21, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE